January 5, 2023

BY E-MAIL AND BY EDGAR

Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission

100 F St., N.E.
Washington, D.C. 20549

Attn: Tracey Houser

Terence O’Brien

Re:	Nano-X Imaging Ltd.

Form 20-F for Fiscal Year Ended December 31, 2021

Filed May 2, 2022

Form 6-K Filed March 31, 2022

File No. 001-39461

Dear Ms. Houser and Mr. O’Brien:

NANO-X IMAGING LTD (the “Company”) hereby provides responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated December 6, 2022 (the “Comment Letter”) with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”) filed with the Commission by the Company on May 2, 2022 and Form 6-K (the “March 2022 Form 6-K”) filed with the Commission by the Company on March 31, 2022.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Form 20-F. All references to page numbers and captions (unless otherwise stated) under the header titled “Form 20-F for Fiscal Year Ended December 31, 2021” correspond to the page numbers and captions in the Form 20-F and all references to page numbers and captions (unless otherwise stated) under the header titled “Form 6-K Filed March 31, 2022” correspond to the page numbers and captions in the March 2022 Form 6-K.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

January 5, 2023

Form 20-F for Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 82

1.	Please expand your discussion and analysis of cost of revenue to explain why the amount recognized for the AI segment significantly exceeds the amount of revenue recognized.

Response

The Company acknowledges the Staff’s comment. The Company will prospectively include discussion and analysis of cost of revenue similar to the below, which relates to the year ended December 31, 2021, to explain why the amount recognized for the AI segment significantly exceeds the amount of revenue recognized in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and any other future filings with the Commission, to the extent applicable.

“The cost of revenue through the sale of AI solutions consisted mainly of Salaries and wages expense in the amount of $0.4 million and amortization of intangible assets of $1.4 million. The amortization of the intangible assets of developed technology and image big data is the periodic amortization expense with regard to the acquisition of the shares of Nanox AI Ltd since the date of acquisition through the year end. As a result, the cost of revenue recognized for the AI Solutions segment significantly exceeds the amount of revenue recognized”.

2.	We note that you attribute the increase in general and administrative expenses to (a) the merger with Zebra and the acquisitions of USARAD and MDWEB and (b) increased headcount due to the expansion of your management team and overall organization infrastructure. When multiple factors impact the change in your results of operations, quantify the extent to which each factor impacted the corresponding line items. Refer to Item 303(b)(2) of Regulation S-K for guidance.

Response

The Company acknowledges the Staff’s comment. The Company will prospectively include discussion and analysis of the increase in general and administrative expenses similar to the below, which relates to the year ended December 31,2021, to quantify the extent to which each factor impacted the corresponding line items pursuant to Item 303(b)(2) of Regulation S-K for guidance in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and any other future filings with the Commission, to the extent applicable.

“The increase in general and administrative expenses was primarily attributable to an increase of approximately $3.9 million due to the merger with Nanox AI, and the acquisitions of USARAD and the assets of MDWEB, and an increase in the amount of approximately $1.9 million due to an increase in our headcount in connection with the expansion of our management team as part of our overall organization infrastructure.”

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

January 5, 2023

E. Critical Accounting Estimates, page 90

3.	The disclosures you have provided for each of your identified critical estimates appear to provide investors with a discussion as to how you are accounting for these items in accordance with US GAAP and are similar to your significant accounting policies disclosures rather than providing investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements. Please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification. Ensure your disclosures sufficiently explain to investors what each critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used to make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Provide investors with quantified information to the extent meaningful and available.

Response

The Company acknowledges the Staff’s comment. The Company will prospectively include discussion and analysis of its critical accounting estimates in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, similar to the below:

“We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 to our consolidated financial statements. The following critical accounting estimates discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments.

The Company regularly reviews its accounting estimates and assumptions to determine whether any should be disclosed as critical accounting estimates or whether sensitivities should be updated for those critical accounting estimates already disclosed. The preparation of financial statements in accordance with GAAP requires management to make certain estimates and assumptions based on our historical experience and on various other assumptions which we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results could differ materially from the estimates we use in applying these policies.

Goodwill

We determine the fair value of our reporting units using a discounted cash flow model, which utilizes key assumptions such as projected revenues, cost of revenues and operating expenses. These assumptions were determined by management utilizing our internal operating plan, growth rates for revenues and operating expenses and margin assumptions. An additional key assumption under this approach is the discount rate, based on the weighted average cost of capital, which is adjusted for current risk-free rates of capital, current market interest rates, and the evaluation of a risk premium relevant to the business segment.

If our assumptions relative to revenue growth rates, cost of revenues and operating expenses were to change, our fair value calculation may change, which could result in impairment. If our assumptions relative to the discount rate and the evaluation of risk premium growth rates were to change, our fair value calculation may change, which could result in impairment. Management uses the income approach to determine the fair value of the reporting units because it considers the anticipated future financial performance of the reporting units. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations.

Our goodwill is tested for impairment at least on an annual basis, on the last day of the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of a reporting unit may not be recoverable. When necessary, we record charges for impairments of goodwill for the amount by which the carrying amount of the respective reporting unit exceeds its fair value.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

January 5, 2023

Income Tax

Valuation allowances are provided unless it is more likely than not that the deferred tax asset will be realized. In the determination of the appropriate valuation allowances, we consider future reversals of existing taxable temporary differences and the most recent projections of future business results that may enhance the likelihood of realization of a deferred tax asset. Assessments for the realization of deferred tax assets made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if we take operational or tax positions that could impact the future taxable earnings of a subsidiary. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations.”

Goodwill, page 91

4.	We note that $51.2 million of the $58.3 million in goodwill as of December 31, 2021 was generated from the acquisition of Zebra Medical Vision Ltd. on November 4, 2021. We further note that the related segment, AI Solutions, has recognized minimal revenues and generated gross and operating losses. As such, please ensure your disclosures address each of the following:

•	The percentage by which the estimated fair value of your reporting units exceed the carrying value.

•	The methodologies used to estimate the fair value of the reporting units, including the material judgments, assumptions and estimates.

•	A discussion of the degree of uncertainty associated with the key assumptions and the potential impact changes in the key assumptions would have on your impairment analysis.

•	A discussion of the potential events and/or changes in circumstances that could reasonably be expected to occur and negatively affect the key assumptions and result in a material impairment charge.

Refer to Item 303(b)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Response

The Company acknowledges the Staff’s comment. As of December 31, 2021, the Company performed a qualitative analysis whereby it assessed qualitative factors to determine whether it was necessary to perform the two-step quantitative goodwill impairment test. The Company evaluated the significance of the events and circumstances of the factors that may trigger a quantitative impairment as detailed in ASC 350-20-35-3C.

As of December 31, 2021, the Company evaluated that there was no notable change in qualitative factors due to the short period of time that had lapsed from the acquisition date through December 31, 2021. Therefore, the Company did not determine that it was more likely that not that the fair value of each reporting unit was less than its carrying amount. As such, the Company concluded that no further impairment testing was required as of December 31, 2021.

The Company will prospectively include a discussion and analysis of the quantitative impairment testing disclosures, if any, and a discussion of the potential events and/or changes in circumstances that could reasonably be expected to occur and negatively affect the key assumptions and result in a material impairment charge in its financial statements to be included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and going forward.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

January 5, 2023

Item 15. Controls and Procedures, page 129

5.	We note your auditor has included the following material weakness, “did not design and maintain effective internal controls over certain information technology (“IT”) general controls for applications used in the preparation of the Company’s consolidated financial statements.” However, your disclosure of the material weaknesses did not include this item. Please advise. In this regard, we note one of your remediation efforts is to implement a new ERP system.

Response

The Company acknowledges the Staff’s comment and in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, when describing the Company’s material weaknesses, if any, the Company will make a specific reference to IT general controls, including a description of the remediation efforts carried out by the Company.

Note 2 - Significant Accounting Policies

h. Intangible Assets, net

Goodwill, page F-11

6.	Please expand your accounting policy to disclose the date you are testing goodwill for impairment and to clarify the level at which you are testing goodwill for impairment (i.e., at the operating segment level or at a component of your operating segments level). Refer to ASC 350-20-35-28 and ASC 350-20-35-33 through 35-38 for guidance.

Response

The Company acknowledges the Staff’s comment and will prospectively include disclosure relating to its accounting policy to disclose the date it is testing goodwill for impairment and to clarify the level at which it is testing goodwill for impairment in its financial statements to be included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as follows:

“Our goodwill is assigned to the reporting units of the AI Solutions segment (which was recorded in the acquisition of Nanox AI) and the Radiology Services segment (which was recorded in the acquisition of USARAD) and tested for impairment at least on an annual basis, on the last day of the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of a reporting unit may not be recoverable"

l. Revenue Recognition, page F-13

7.	Please expand your accounting policy to specifically address the following:

•	The disclosure requirements in ASC 606-10-50-12 and 50-18 through 50-19. In this regard, it is unclear when your performance obligations for your radiology services are satisfied and whether revenue is recognized over time or at a point in time; what the significant payment terms are; and the nature of the services you have promised to provide, including whether you are acting as the principal or agent in the transactions.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

January 5, 2023

•	The disclosure requirements in ASC 606-10-50-17 and 50-20 regarding the transaction price and whether there is any variable consideration.

Response

The Company acknowledges the Staff’s comment and will prospectively include disclosure in its financial statements to be included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, substantially as follows:

“The teleradiology services have one performance obligation where the Company acts as principal to its customers (imaging centers, hospitals, and other healthcare providers). Revenue is recognized at a point in time when such performance obligation is satisfied, specifically when the radiologist completes the reading and the annotation of the patient’s images.

The Company’s teleradiology fees are fixed based on the type of modalities and agreed with its customers prior to rendering its services. Invoices are issued monthly for services rendered in the same month. Payments are due upon receipt of the invoice.”

8.	Please provide the disclosures required by ASC 606-10-50 for the revenues recognized related to your AI Solutions, which represented approximately 23% of total revenue recognized.

Response

The Company acknowledges the Staff’s comment. The Company did not include the disclosures required by ASC 606-10-50 for the revenues recognized related to AI Solutions because the revenue from AI Solutions represented approximately 20.7% of the Company’s total revenue and the dollar amount of the revenue from AI Solutions for the year ended December 31, 2021 was approximately $270 thousand. The Company estimates that revenues from AI Solutions will represent approximately 5% of the Company’s total revenues for the year ended December 31, 2022. Further, as of the nine months ended September 30, 2022, the revenues from AI Solutions represented approximately 4.34% of the Company’s total revenues.

q. Fair value measurement, page F-15

9.	Please provide the disclosures required by ASC 820-10-50-2 for your contingent short term and long term earnout liabilities as of December 31, 2021.

Response

The Company acknowledges the Staff’s comment and will include disclosures required by ASC 820-10-50-2 for the Company’s contingent short term and long term earnout liabilities in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, substantially as follows:

“The Company determined the fair value of the liabilities for the earn-out contingent consideration based on a probability-weighted discounted cash flow analysis with regards to probability assessments of achievement of certain milestones and discount rate. A probability of success factor ranging from [●]% to [●]% was used in the calculation of the probability of the achievement of each milestone. This fair value measurement is based on significant unobservable inputs and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liabilities is based on several factors, such as: the cash flows projected from operations; the probability of success of achievement of regulatory clearances, CPT codes, and other industry certification, development of applications and systems deployment and other several milestone events; and the time and resources needed to complete each milestone and the risk adjusted discount rate for fair value measurement. The weighted average discount rate ranged from [●]% to [●]%. The contingent short and long term earnout liability consideration is evaluated quarterly. Changes in the fair value of contingent consideration liabilities are recorded in consolidated statements of operations. Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes in the contingent short and long term earnout liabilities.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

January 5, 2023

The following table summarizes the activity for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	December 31, 2022		December 31, 2021
	(U.S. $ in thousands)
Fair value at the beginning of the year		$48,285	$-
Initial recognition of earnout liabilities in connection of acquisitions		[●]	48,285
Change in fair value of earn out liabilities obligation in connection of acquisitions		[●]	-
Settlement of contingent consideration		[●]	-
Fair value at the end of the year	$	[●]	$48,285

Note 3 - Business Combination and Other Transaction, page F-18

10.	Please expand your disclosures for the acquisition of Zebra Medical Vision Ltd. to provide a discussion of the methodologies and material estimates and assumptions used to estimate the fair value of the Image Big Data intangible asset in addition to the Developed Technology intangible asset. Also provide a discussion of the facts and circumstances that lead you to conclude both intangible assets have a useful life of 10 years.

Response

The Company acknowledges the Staff’s comment and will prospectively include disclosure in its financial statements to be included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, substantially as follows:

“The allocation of the purchase price to net assets acquired and liability assumed for the acquisition of Zebra Medical Vision Ltd. (“Nanox AI”) resulted in the recognition of intangible assets related to technology of $27,316 thousand and Image Big Data of $52,500 thousand, both of which will be amortized over a remaining useful life period of 10 years.

In order to estimate the fair value of Nanox AI’s Image Big Data that was acquired as part of Nanox AI’s acquisition, the Company used the cost approach method using the discounted weighted average cost of one image multiplied by the number of patient records (patient records represents over 10 years of patient history, multi modalities, heterogeneous data of ethnicity and age) as of the acquisition date. This estimate is based on the experience and knowledge of management from its own experience in its data monetization projects and after taking into consideration the legal aspects of the non-transferable data. Therefore, the total fair value of the Image Big Data was assumed to be $52,500 thousand at the acquisition date.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

January 5, 2023

The Company considered the criteria in ASC 350-30-35 and determined the estimated useful life of the technology to be 10 years as of Nanox AI’s acquisition, based on management’s estimate of how long the know-how will be in place before being subject to a transition into a new generation of technologies. The Company also examined its estimation compared to other companies operating in the field of healthcare technologies that the Company considers as market leaders. Compared to such comparable companies, the Company’s estimation falls into the middle of the useful life’s range.

The Company believes that both intangible assets have a useful life of 10 years, and therefore is the appropriate amortization period since the usage of the Image Big Data asset is linked directly to the Company’s acquired technology and is used to improve the technology’s capabilities. Additionally, the Company is not aware of any legal, regulatory, contractual provisions or other factors that would impact its estimate of the useful life of the technology and the Image Big Data.”

Note 4 - Goodwill & Intangible Assets, Net, page F-23

11.	Please expand your disclosures to provide the information required for your goodwill activity and balances at the segment level in accordance with ASC 350-20-50-1.

Response

The Company acknowledges the Staff’s comment and will include disclosure by reportable segment including any changes in goodwill activity and balances, in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022. Goodwill activity and balances at the segment level as of December 31, 2021, in accordance with ASC 350-20-50-1 are presented in the following table:

Segment of Operation	Nanox. ARC	Radiology Services	AI Solutions	Total
Balance as of December 31, 2020	$-	$-	$-	$-
Goodwill from acquisition of USARAD	$-	$7,055	$-	$7,055
Goodwill from acquisition of Nanox AI	$-	$-	$51,243	$51,243
Balance as of December 31, 2021	$-	$7,055	$51,243	$58,298

Note 11 - Commitments and Contingencies, page F-30

12.	We note your disclosures for three legal proceedings in addition to the SEC investigation. Please expand your disclosures to state the amount or range of reasonably possible loss in the aggregate, or that you are unable to reasonably estimate the amount or range. Please note that ASC 450-20-50-4 does not require the amount or range of reasonably possible loss to be estimated with precision or certainty.

Response

The Company acknowledges the Staff’s comment. The complaint against the Company, the Company’s recently-formed Delaware subsidiary and Nanox Gibraltar PLC described in the Form 20-F was in its early stages as of the date of the Form 20-F, and on July 20, 2022, the United States District Court for the Central District of California entered judgment in the Company’s favor relating to its motion to dismiss. The two securities class action cases described in the Form 20-F remain in their initial stages.  In neither action has the plaintiff specified the amount of alleged damages suffered by the putative class and in neither action has a class been certified. The Company has not yet responded to the amended complaint in the White v. Nano-X Imaging Ltd. securities class action.  Further, the Company has filed a motion to dismiss in the McLaughlin v. Nano-X Imaging Ltd. securities class action, which remains pending and which, if granted in whole or in part, could end or significantly reshape the issues in the litigation. The Company has also filed a motion to consolidate the two securities class actions, which has not yet been decided.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

January 5, 2023

With respect to the SEC investigation, the Company is cooperating with the SEC Staff in responding to its requests, but no complaint or administrative proceeding has been filed against the Company.

The Company acknowledges ASC 450 does not require estimation of a reasonable range of loss with precision or certainty; however, given the status of the two securities class action cases as of the filing of the Form 20-F as well as their current status, and the SEC investigation, the Company cannot reasonably estimate the possible loss or a range of possible loss from such cases or the SEC investigation due to the lack of specific damages claimed and the unpredictable nature of future events. With respect to the complaint against the Company, the Company’s recently-formed Delaware subsidiary and Nanox Gibraltar PLC that has been dismissed, the Company did not accrue any liability.

In future filings, the Company will either disclose a range of possible loss or add a statement that it cannot estimate the range of possible losses. The Company will continue to monitor the status of these legal proceedings and the SEC investigation in light of the guidance in ASC 450-20-50-4 and update its disclosure as appropriate.

Note 14 - Segments of Operations, page F-40

13.	Please expand your disclosure to include the amount of total assets by reportable segment in accordance with ASC 280-10-50-22. In this regard, we note that you disclose the amount of depreciation and amortization expense by reportable segment.

Response

The Company acknowledges the Staff’s comment. Total assets for each of the Company’s reportable segments has not been separately presented to, nor is reviewed by, the Chief Operating Decision Maker of the Company to assess the performance of the Company’s segments. Further, the Company had no reportable segments in the years ended December 31, 2020 and December 31, 2019. The Company will include disclosure about the amount of total assets by reportable segment in accordance with ASC 280-10-50-22 in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and any other future filings with the Commission, to the extent applicable.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

January 5, 2023

Form 6-K Filed March 31, 2022

Exhibit 99.1, page 1

14.	We note your presentation of non-GAAP financial measures without and/or prior to the presentation of the most comparable US GAAP financial measure. Specifically, refer to your presentation of (a) non-GAAP gross profit on page 1; and (b) non-GAAP cost of revenue on page 2; (c) non-GAAP gross margin on page 2; and (d) non-GAAP basic and diluted loss per share on page 9. Please comply with Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations by presenting and/or discussing the most directly comparable US GAAP financial measure with equal or greater prominence.

Response

The Company acknowledges the Staff’s comment and will prospectively include a discussion and analysis of the GAAP and non-GAAP cost of revenue and gross profit and gross profit margins that will comply with Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations in its future filings with the Commission, to the extent applicable.

15.	Please provide a reconciliation of non-GAAP gross profit/(loss) and non-GAAP gross margin from US GAAP gross loss and US GAAP gross margin in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will prospectively include a reconciliation of non-GAAP gross profit/(loss) and non-GAAP gross margin from US GAAP gross loss and US GAAP gross margin in accordance with Item 10I(1)(i)(b) of Regulation S-K in its future filings with the Commission, to the extent applicable. The main reconciliation item from US GAAP gross loss to non-GAAP gross profit is the amortization of intangible assets.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

January 5, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 982-0269.

Very truly yours,

/s/ Ran Daniel
Ran Daniel
Chief Financial Officer

cc:	Michael Zeidel
Yossi Vebman
Skadden, Arps, Slate, Meagher & Flom LLP